

August 29, 2011

Via Email
Chuan Beng Wei
Chief Executive Officer
REDtone Asia, Inc.
Aitken Vanson Centre, Room 1602
61 Hoi Yuen Road
Kwun Tong, Hong Kong

      Re: REDtone Asia, Inc. (f/k/a Hotgate Technology, Inc.)
              Form 8-K filed on September 30, 2010, as amended by
              Amendment No. 4
              Filed August 19, 2011
              File No. 333-129388

Dear Mr. Wei:

      We have reviewed your filings and have the following comment. Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

<u>Form 8-K/A filed on August 19, 2011</u>

<u>General</u>

1.   We note your response to comment two from our letter dated July 8, 2011. We note page three states you entered into a share exchange with REDtone Technology Sdn. Bhd. and REDtone International Berhad through which you acquired REDtone Telecommunications (China) Limited. We note the charts on pages four through six. However REDtone Technology Sdn. Bhd. and REDtone International Berhad do not appear on these charts. Please advise and revise accordingly.

You may contact Kenya Gumbs, Staff Accountant, at 202-551-3373 or Carlos Pacho, Senior Assistant Chief Accountant, at 202-551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Staff Attorney, at 202-551-3310 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: Via Email
        Callie Jones, Esq.
        Vincent & Rees